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Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2002

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — Not Applicable

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Martin Kauer

	Name:	Martin Kauer
	Title:	CFO

By:	/s/ Christian Felderer

	Name:	Christian Felderer
	Title:	Group General Counsel

Date: September 7, 2002

Converium Holding Ltd, Zug

Zug, Switzerland — September 7, 2002 — Converium, one of the world’s leading reinsurance companies, today announced its estimate of anticipated losses as a result of the floods in Germany, the Czech Republic, Austria and Italy.

Based on the information received from its customers and from other market sources, Converium estimates its gross incurred loss to be in the range of US$50m (pre-tax). In excess of this amount, Converium has external reinsurance protection. The losses stem primarily from reinsurance contracts written in Germany and the Czech Republic followed by Austria and Italy.

Converium will keep the public informed of any changes to this anticipated loss estimate.

Dirk Lohmann, CEO Converium said:

“When feasible we are among the fastest at providing our financial information to the public; that is why we released our 1H2002 result more than a month ago. However, regarding the disclosure of our estimated flood loss, we felt providing any estimates before today would have been wild-guessing at best. Even our current estimate of US$50m contains substantial IBNR estimates from our underwriters for contracts where no specific information has been forthcoming from clients. Water levels receded only two weeks ago and in the first days the affected parties had more pressing issues to take care of than reporting their losses to the insurers. One has to bear in mind that reinsurers are the last in this information chain.”

“The events of the past few weeks have renewed discussions about the insurability of flood losses. In cooperation with its business partners, Converium is actively working on finding solutions to this problem.”

Martin Kauer, CFO Converium said:

“Based on current information we believe the financial impact of this event will still remain within the bounds of normal cat loss activity that we support every year.”

Enquiries:

Michael Schiendorfer Media Relations Manager	Zuzana Drozd Head of Investor Relations

michael.schiendorfer@converium.com	zuzana.drozd@converium.com

Phone: +41 (0) 1 639 96 57 Mobile: +41 (0) 79 307 70 50 Fax: +41 (0) 1 639 76 57	Phone: +41 (0) 1 639 91 20 Fax: +41 (0) 1 639 71 20

IPO, Ranking and Organization

Converium is an independent top ten reinsurance group. The company was listed on the SWX Swiss Exchange and the New York Stock Exchange on December 11, 2001. The IPO involved the placing of 40 million registered shares priced at CHF 82 per share or US$ 24.59 per American Depositary Share (ADS) with investors worldwide. Converium’s 100% flotation was earmarked as the largest reinsurance IPO ever worldwide and the largest corporate IPO in Switzerland since 1998. The shares were allocated across the globe: 32% to institutional investors in the US, 24% to institutionals in the UK, 15% to institutionals in Switzerland and 19% to institutional investors in the rest of the world. The remaining 10% was allocated to retail shareholders in Europe and the US.

Today the company ranks among the top ten professional reinsurers and employs close to 750 people in 24 offices around the globe. Converium has a strong balance sheet with an “A+” (strong) rating from Standard & Poor’s and “A” (excellent) rating by AM Best Company. Converium’s September 11 net losses are capped at US$ 289.2 million by its former parent, Zurich Financial Services. Converium has minimal A&E exposures.

Converium is organized around four business segments consisting of our three non-life operations, Converium Zurich, Converium North America and Converium Cologne, as well as Converium Life.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘expects’, ‘should continue’, ‘believes’, ‘anticipates’, ‘estimates’ and ‘intends’. The specific forward-looking statements cover, among other matters, the improving reinsurance market, the expected losses related to the September 11 attack on the United States, the outcome of insurance regulatory reviews, the Company’s operating results, the rating environment and the prospect for improving results. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man made disasters such as the September 11 attack on the United States; the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the U.S. Securities and Exchange Commission and the Swiss Exchange. The Company does not assume any obligation to update any forwardlooking statements, whether as a result of new information, future events or otherwise.

www.converium.com